FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 12, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 12, 2007

By: Signed "James Sharpe"

James Sharpe

Interim Chief Financial Officer

NORSAT LAUNCHES ENVIRONMENTALLY-CONTROLLED,

FLEXIBLE BASEBAND ENCLOSURE

- Company unveils Rapid Application Development Environment variant of GLOBETrekker-

 Vancouver British Columbia – September 12, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it has released its Rapid Application Development Environment (RADE) satellite terminal at the DSEi Defense Systems & Equipment International Exhibition, the world’s largest fully integrated international defense exhibition.  RADE is a variant of Norsat’s GLOBETrekker ultra-portable satellite terminal that includes an environmentally-controlled baseband enclosure that is compatible with most commercial and specialized modems.

“With the introduction of RADE, we believe we have developed an important competitive differentiator,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.  “Satellite terminal users, especially government organizations, are increasingly looking to integrate their own baseband equipment into their systems.  Through the environmentally-controlled, flexible baseband enclosure offered with our RADE model, we enable our customers to integrate commercially available or government-sensitive modems, without sacrificing system functionality in the face of extreme weather conditions.”

Norsat’s RADE, like the company’s GLOBETrekker, is an ultra portable satellite terminal system that fits completely into two airline checkable suitcases.  RADE’s baseband enclosure is a self-regulating unit that adapts to its external environment, ensuring the entire satellite terminal system remains operational in cases of extreme temperatures or frequent weather changes.  In addition, its flexible design makes it compatible with industry-leading modem models.

Norsat’s RADE variant of the GLOBETrekker is on display at the company’s booth, # 1211 at the Defense System Equipment and International Exhibition at the EXCEL Centre in London, UK.   The DSEi Defense Systems & Equipment International Exhibition runs from September 11 – 14, 2007.  Further information is available by calling 1-410-703-1607.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the quarter ended June 30, 2007, and the Management Discussion and Analysis for quarter ended June 30, 2007. The company’s results are consolidated with those of Norsat.

All of the company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Additional information may be found at www.norsat.com.